Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: September 24, 2013

MANAGER Q&A

Managers of Applied Materials can use these questions and answers as a supplement to the Employee Q&A. This list contains more specific questions about the combination and more difficult questions regarding jobs and synergies. These questions are not intended for wide distribution to employees. Questions are organized into the following sections:

•	Rationale

•	Operations and Jobs

•	Customers/Suppliers

RATIONALE

1.	What are Applied Materials and Tokyo Electron announcing today?

•	In a historic move, Applied Materials and Tokyo Electron are joining together to create a new global innovator for the Semiconductor and Display industries.

•	By bringing together our complementary leading technologies and products, we will create an expanded set of capabilities in Precision Materials Engineering and Patterning to solve our customers’ high-value problems better, faster and at lower cost.

•	This is an all-stock transaction creating a new company with combined market capitalization of approximately $29 billion (¥2.8 trillion).

2.	Why are we doing this now?

•	The combination will accelerate our momentum for profitable growth, increase the value we can deliver to shareholders, and create great opportunities for our employees.

•	The combined organization will accelerate the existing strategic vision of Applied Materials and Tokyo Electron and increases our opportunity to enable major future technology inflections and advance customers’ roadmap in both semiconductor and display.

•	Extraordinary advances in semiconductor and display technology have made it possible to mass produce affordable personal electronics, putting PCs, smartphones, tablets and other amazing devices in the hands of consumers around the world.

•	Today, the mobility trend is driving a new phase of industry growth and introducing dramatic and fundamental technology changes in the way devices are made. Materials innovation is the most significant lever for customers to drive cost-effective performance gains in mobile chips and displays.

•	With the best and broadest capability in materials engineering, this new company will be very well-positioned to provide valuable, differentiated device performance and yield solutions that enable the new device architectures and cost-effective scaling that customers need to win.

3.	Why combination and not acquisition, especially considering the huge gap in the earnings of the two companies?

•	With a deep sense of mutual admiration and respect, both of our teams felt that we should approach this transaction as a combination in order to ensure the right framework for teamwork and collaboration was established.

•	We are building this new company in the spirit of a merger of equals.

•	As a clear signal of the commitment to create a new global enterprise, the company will have a new name, dual headquarters in Tokyo and Santa Clara, a dual listing on the NASDAQ and the Tokyo Stock Exchange, and will be incorporated in The Netherlands.

•	The new company will have a shared leadership team. Decisions made to date: Tetsuro Higashi will serve as Chairman, Gary Dickerson will serve as Chief Executive Officer, and Bob Halliday of Applied Materials will serve as Chief Financial Officer.

•	The board will be made up of five directors appointed by each company and one additional director to be mutually agreed upon. Seven of the eleven directors will be independent.

•	For five decades, we have each made significant contributions to the semiconductor industry and we have deep respect for the capabilities that we each bring to this combination.

•	Both companies have a strong heritage of customer service and an enduring commitment to push the boundaries of technology and engineering.

•	We share many common values and we see the world in the same way.

•	We are confident we will execute together to achieve our strategic and financial goals.

4.	In what ways are these two companies complementary? (culture, products, customers)

•	Applied Materials and Tokyo Electron are highly complementary businesses that have limited overlap, both in terms of geographies and products.

•	Applied Materials and Tokyo Electron have complementary products and a common set of customers. Combining the product sets of both sides will provide greater efficiencies for customers.

•	Applied Materials is known for technological excellence in CVD (chemical vapor deposition), PVD (physical vapor deposition), epitaxy, implant and CMP (chemical-mechanical planarization), as well as plasma-enhanced CVD and PVD for the display industry.

•	Tokyo Electron is known for technological excellence in the track, dry etch, furnace, cleaning and batch ALD (atomic layer deposition) sectors and display etch.

•	Where Applied Materials has specialized in single-wafer processing systems, Tokyo Electron has deep expertise in batch solutions.

•	Applied Materials has strong relationships with logic and foundry customers; Tokyo Electron is well-connected with memory customers.

•	We share many common values and we see the world in the same way.

•	Both companies have a strong heritage of customer service and an enduring commitment to push the boundaries of technology and engineering.

•	We are equally committed to being a capable and trusted partner for customers and to providing an environment where the creativity and talent of our people can thrive.

5.	Why have this combination at all – for example, weren’t Tokyo Electron and Applied Materials on good trajectories to grow the respective businesses and profitability?

•	We believe both Applied Materials and Tokyo Electron have excellent opportunities for growth within their respective market segments. The combination will enable us to serve a broader portion of the semiconductor wafer front end market and provides the new company with significantly enhanced and complementary capabilities.

•	With the combination and the synergies we expect to achieve, we believe that we can accelerate the strategic and financial objectives Applied Materials has previously outlined.

6.	Who approached whom? Who was involved? When? Any internal objections? What were the main hurdles in reaching agreement?

•	As the press release states, both Boards approved the combination on a unanimous basis and we are all excited by the opportunity that the combination creates for our customers, employees and shareholders.

•	Further background to the discussions will be made available in the S-4 when it is filed with the U.S. Securities and Exchange Commission.

7.	Why are you incorporating in the Netherlands?

•	As a clear signal of the commitment to create a new global enterprise, the company will have a new name, dual headquarters in Tokyo and Santa Clara, a dual listing on the NASDAQ and the Tokyo Stock Exchange, and will be incorporated in The Netherlands, a neutral third country.

•	The new company will have a shared leadership team. Decisions made to date: Tetsuro Higashi will serve as Chairman, Gary Dickerson will serve as Chief Executive Officer, and Bob Halliday of Applied Materials will serve as Chief Financial Officer.

•	The board will be made up of five directors appointed by each company and one additional director to be mutually agreed upon. Seven of the eleven directors will be independent.

•	Incorporating in the Netherlands provides the new combined company increased flexibility to deploy its resources efficiently, invest in innovation, and create more high-skilled jobs throughout the new global enterprise.

•	While each company has an existing presence in the Netherlands, e.g., European headquarters, sales operations, customer service, and/or R&D functions, we are not planning to shift any significant operations there. We remain committed to maintaining and growing our presence in both the U.S. and Japan.

8.	Why is this merger good for the industry? Is it the largest in history for the industry?

•	This is the largest deal either company has done.

•	This combination is a bold step forward that will benefit our customers in the near team and for the next 50 years, and we are confident we can execute together to achieve its strategic and financial vision.

•	The combination will accelerate our momentum for profitable growth, increase the value we can deliver to shareholders, and create great opportunities for our employees.

•	Extraordinary advances in semiconductor and display technology have made it possible to mass produce affordable personal electronics, putting PCs, smartphones, tablets and other amazing devices in the hands of consumers around the world.

•	Today, the mobility trend is driving a new phase of industry growth and introducing dramatic and fundamental technology changes in the way devices are made. Materials innovation is the most significant lever for customers to drive cost-effective performance gains in mobile chips and displays.

•	With the best and broadest capability in materials engineering, this new company will be very well-positioned to provide valuable, differentiated device performance and yield solutions that enable the new device architectures and cost-effective scaling that customers need to win.

9.	What technical / R&D benefits does each company bring to this combination?

•	Tokyo Electron and Applied Materials will strengthen their respective areas of specialty, while combining forces to achieve a higher trajectory in growth areas.

•	Applied Materials and Tokyo Electron are highly complementary businesses that have limited overlap, both in terms of geographies and products.

•	Applied Materials and Tokyo Electron have complementary products and a common set of customers. Combining the product sets of both sides will provide greater efficiencies for customers.

•	Applied Materials is known for technological excellence in CVD (chemical vapor deposition), PVD (physical vapor deposition), implant and CMP (chemical-mechanical planarization, as well as plasma-enhanced CVD and PVD for the display industry.

•	Tokyo Electron is known for technological excellence in the track, dry etch, furnace, cleaning and batch ALD (atomic layer deposition) sectors and display etch.

•	Where Applied Materials has specialized in single-wafer processing systems, Tokyo Electron has deep expertise in batch solutions.

•	Applied Materials has strong relationships with logic and foundry customers; Tokyo Electron is well-connected with memory customers.

•	We have great opportunities to combine our complementary technologies in etch, deposition and cleans to accelerate customers’ roadmaps in both semiconductor and display.

•	The new company will have broad technology and deep talent spanning precision films, precision materials removal, interface engineering, materials modification and patterning.

•	Together our companies bring approximately 26,500 patents, the industry’s broadest bench of technical talent and nearly 100 years of combined experience.

•	Together we have an installed base of ~87,000 systems around the world and this represents a huge opportunity to develop and deliver value-added services.

•	The combined company will have the requisite scale to make the considerable R&D investment needed to create the new materials and innovative chip architectures required to drive the semiconductor industry forward.

•	After the combination, the new company will be able to avoid redundant investment, which will enable greater investment in critical areas for growth.

10.	Why an exchange of stock vs. a cash transaction?

•	This combination is structured in the spirit of a combination of equals, and not an acquisition.

•	A stock transaction is more in keeping with that approach.

•	We believe there are significant value creation opportunities as a combined company and both Applied Materials and Tokyo Electron shareholders will benefit through continued ownership of the new company.

•	This structure also enables the retention of cash within the new company to invest in future products and technologies.

•	We are also targeting a $3.0B in stock repurchases to be executed over the 12 months following the close.

11.	What’s the premium and what’s the valuation?

•	Applied Materials will be combining with Tokyo Electron in an all-stock transaction valued at approximately $29 billion (¥2.8 trillion).

•	Each Tokyo Electron holder will receive 3.25 shares of the new company for every Tokyo Electron share held. Each Applied Materials holder will receive 1 share of the new company for every Applied Materials share held.

•	After the close, Applied Materials holders will own approximately 68% of the new company and Tokyo Electron holders approximately 32%.

•	We believe there are significant value creation opportunities as a combined company and both Applied Materials and Tokyo Electron shareholders will benefit through continued ownership of the new company.

12.	Why will the new company have a dual listing? Will that be temporary?

•	Given that this is a combination, we felt that it was important for both sets of shareholders to be able to participate in the combination going forward, and a dual listing was the best way to achieve this.

13.	How does this combination fit with Applied Materials and Tokyo Electron’s previous acquisition strategy? Is this the largest M&A deal for both companies?

•	With this move we are extending the strategic vision that each company had set out and accelerate our momentum for profitable growth.

•	Yes, this is the largest deal either company has done.

14.	What could cause the deal to unwind? Is there an exit clause?

•	The closing of the combination is subject to customary conditions, including approval by Applied Materials’ and Tokyo Electron’s shareholders and review by U.S. and international regulators.

•	We are confident that both Applied Materials and Tokyo Electron will achieve the necessary approvals to close the combination.

•	Further details on the terms of the combination will be made available as part of Applied Materials’ SEC filings.

OPERATIONS AND JOBS

15.	Will there be layoffs as a result of this combination? How many Applied Materials jobs are expected to be eliminated when the integration is fully completed?

•	The combination will have a dual management and headquarters structure to ensure both sides will succeed and integrate successfully.

•	We anticipate a majority of our synergies will result from material cost of sales, facilities, logistics and enhanced efficiencies in our service organizations.

•	At this point, we are beginning to work on our integration plans and it is too soon to tell whether or what the potential scope of any job reductions or consolidation may be.

16.	What are Applied Materials’ concrete plans to realize cost synergies and operational efficiencies? What are the expected synergies from the combination?

•	Taking advantage of a common global supply chain

•	Optimizing our facilities footprint

•	Streamlining our logistics

•	Making our service organization more efficient

•	The companies expect to achieve $250 million in annualized run-rate operating synergies by the end of the first full fiscal year and $500 million in run-rate operating synergies realized in the third full fiscal year.

17.	What will happen to Tokyo Electron’s and Applied Material’s manufacturing and logistics operations? Will facilities be consolidated?

•	At this point, we are beginning to work on our integration plans. First and foremost, we are interested in maintaining customer focus and satisfaction during this transition period.

•	In the next few months, we will form an integration team with leaders from both organizations.

•	They will identify the opportunities for us to share best known methods and operational efficiencies.

CUSTOMERS/SUPPLIERS

18.	Will customers, partners and distributors be notified of the combination?

Yes, both Applied Materials and Tokyo Electron are notifying their customers, partners and distributors individually. In the short term it is business as usual; we are two separate companies. Once we close, our intent is to make the transition as seamless as possible for our customers and partners while ensuring that we maintain the high levels of service and quality that our companies are known for.

19.	Tokyo Electron excels in services; will there be any organizational changes to the combined services groups as a result of the combination?

This is part of the assessment that will take place during the integration. We will begin to work on integration plans after close and will provide updates as appropriate.

20.	Who are the largest customers of each company?

Both companies sell to all of the largest semiconductor manufacturers.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn:

Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.